Exhibit 99.1
FOR IMMEDIATE RELEASE — NOVEMBER 12, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES OCTOBER 2008 OPERATIONS UPDATE
Petroflow is pleased to provide an update regarding October 2008 operational results including the current status of its Oklahoma drilling activities.
Corporate Production Update
During the month of October, 2008 our exit rate was 3,187 BOEs (19,122 mcfe) per day which reflects a 122 BOEs per day (4%) increase over the exit rate for September. We averaged approximately 3,083 BOEs (18,498 mcfe) per day of production during October, of which approximately 18% was oil and 82% natural gas and associated liquids.
Oklahoma Drilling Activity
To date we continue to enjoy a 100% success rate in our Oklahoma drilling activity. Mr. Sandy Andrew, COO of the Company, commented; “We are pleased with the continued growth in production in our Oklahoma property as reflected by the 155 BOEs per day (5%) increase in our exit production rate over September. Our average production for October was about 39 BOEs per day (1%) lower than September due to unanticipated downtime on three producing wells, but the issues causing this downtime have been resolved”.
Following is a table outlining the status of our drilling activities in the Hunton resource play.
DRILLING ACTIVITY

Total wells on production as at October 1, 2008	48
Wells brought on production to November 7, 2008	3
Wells currently drilling	3
Wells in completion phase	2
Salt water disposal wells drilled	4
Wells awaiting hookup	1

TOTAL	61
Other areas
Our Texas and Alberta properties continue to produce at a steady rate and provide a consistent cash flow for operations.

Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.